SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                              The Dial Corporation
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   25247D101
                                 (CUSIP Number)



                             William A. Arbitman, Esq.
                                     Secretary
                               The Dial Corporation
                             1850 North Central Avenue
                              Phoenix, Arizona  85077

            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                              August 15, 1996
            (Date of Event which requires Filing of this Statement)



         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box:

         Check the following box if a fee is being paid with this
         statement:    X









                               Page 1 of 39 Pages

         CUSIP NO. 25247D101                      Page 2 of 39 Pages


         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

              Wells Fargo Bank of Arizona, N.A., as Trustee for
              The Dial Corporation Employee Equity Trust


         2.   Check the Appropriate Box if a Member of a Group
                                                         (a)
              Not applicable                             (b)


         3.   SEC Use Only


         4.   Source of Funds

              SC, OO

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


         6.   Citizenship or Place of Organization

              Delaware

         Number of           7.   Sole Voting Power
         Shares                          5,670,818
         Beneficially        8.   Shared Voting Power
         Owned by                            0
         Each Reporting      9.   Sole Dispositive Power
         Person With                     5,670,818
                             10.  Shared Dispositive Power
                                             0

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              5,670,818

         12. Check if the Aggregate Amount in Row (11) Excludes Cer-tain Shares


         13.  Percent of Class Represented by Amount in Row (11)

              Approximately 6.0%

         14.  Type of Reporting Person

              BK, EP

         CUSIP NO. 25247D101                      Page 3 of 39 Pages





                                  SCHEDULE 13D

                        RELATING TO THE COMMON STOCK OF

                              THE DIAL CORPORATION


                   The Dial Corporation Employee Equity Trust (the

         "Trust"), hereby files a statement on Schedule 13D with re-

         spect to the Common Stock, $0.01 par value per share (the

         "Common Stock"), of The Dial Corporation, a Delaware corpora-

         tion (the "Issuer").


                   The filing of this Statement on Schedule 13D by the

         Trust does not constitute, and should not be construed as, an admission that either the Trust or Wells Fargo Bank of Ari-

         zona, N.A., as trustee of the Trust (the "Trustee"), benefi-

         cially owns any securities covered by this Statement or is required to file this Statement.  In this connection, the

         Trust and the Trustee disclaim beneficial ownership of the securities covered by this Statement.


                   On August 15, 1996, The Dial Corp ("Old Dial") con-

         tributed its consumer products business to the Issuer and dis-

         tributed (the "Distribution") to the holders of shares of Old

         Dial common stock all of the issued and outstanding shares of

         Common Stock of the Issuer.  In connection with the Distribu-

         tion, (1) the Issuer established the Trust to receive all of

         CUSIP NO. 25247D101                      Page 4 of 39 Pages





         the shares of Common Stock issued in the Distribution with re-

         spect to shares of Old Dial common stock held in a similar em-

         ployee equity trust of Old Dial (the "Old Dial Trust") as of the record date for the Distribution and (2) the agreements re-

         lating to the Old Dial Trust were amended and restated to re-

         flect the Distribution.  In connection with the Distribution,

         Old Dial was renamed "Viad Corp".


         Item 1.   Security and Issuer


                   The class of equity securities to which this State-

         ment relates is the Common Stock of the Issuer.  The principal executive offices of the Issuer are located at 1850 North Cen-

         tral Avenue, Phoenix, Arizona 85077.


         Item 2.   Identity and Background


                   This Statement is being filed by the Trust.  The

         Trust's address is c/o Wells Fargo Bank of Arizona, N.A., 100

         W. Washington, MAC #4101-086, Phoenix, Arizona 85003.  The

         Trust is a trust organized under the laws of the State of Dela-

         ware.  The Trustee is a national banking association organized under the laws of the United States.


                   During the past five years, neither the Trust nor the

         Trustee has been (a) convicted in a criminal proceeding (ex-

         cluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative

         CUSIP NO. 25247D101                      Page 5 of 39 Pages





         body of competent jurisdiction and as a result of such proceed-

         ing was or is subject to a judgment, decree or final order en-

         joining future violations of, or prohibiting or mandating ac-

         tivities subject to, Federal or State securities laws or find-

         ing any violation with respect to such laws.


         Item 3.   Source and Amount of Funds or Other Consideration


                   On September 9, 1992, Old Dial and the Trustee, as

         trustee for the Old Dial Trust, entered into a trust agreement creating the Old Dial Trust, and Old Dial sold 5,245,900

         shares of Old Dial common stock to the Old Dial Trust in ex-

         change for a promissory note in the original amount of

         $200,000,000 (the "Original Note").  As described above, in connection with the Distribution, the Trust was established to receive shares of Common Stock distributed with respect to shares of Old Dial common stock held in the Old Dial Trust.

         The Original Note was surrendered in exchange for two new notes

         (one from the Old Dial Trust to Old Dial, the other from the

         Trust to the Issuer) with an aggregate principal amount equal to the remaining unpaid principal in the Original Note.  The note from the Trust to the Issuer (the "Trust Note") bears in-

         terest at the rate of 8% per annum and is payable in annual in-

         stallments through January 1, 2007.  Principal and interest on the Trust Note are expected to be repaid through contributions

         CUSIP NO. 25247D101                      Page 6 of 39 Pages





         to the Trust by the Issuer and dividends received on the shares of Common Stock issued to the Trust.


         Item 4.   Purpose of Transaction


                   The Issuer has advised the Trustee that the Old Dial

         Trust was created to prefund certain of Old Dial's obligations under employee benefit plans, including cash and stock incen-

         tive plans, savings plans and retiree medical plans and that because the Issuer is assuming certain of such obligations from

         Old Dial in connection with the Distribution, the Old Dial

         Trust is transferring shares of Common Stock to the Trust to prefund, among other employee benefits, the obligations being so assumed.


                   The Issuer has also advised the Trustee that while

         the Trust is not intended to be an antitakeover mechanism, the

         Issuer is aware that the creation of the Trust and the transfer of shares of Common Stock to the Trust may have certain anti-

         takeover effects.  The Trust holds approximately 6.0% of the

         Issuer's outstanding shares of Common Stock.  Under the Dela-

         ware General Corporation Law, a merger requires the affirmative vote of a majority of the outstanding shares.  Under the

         Issuer's Certificate of Incorporation, certain business combi-

         nations must be approved by 66-2/3% of the shares not owned by certain interested stockholders.  The transfer of shares of

         Common Stock to the Trust may thus make it more difficult for

         CUSIP NO. 25247D101                      Page 7 of 39 Pages





         an acquiror to obtain an affirmative merger vote without em-

         ployee support.


                   Similarly, pursuant to Section 203 of the Delaware

         General Corporation Law, an interested stockholder (defined as one owning more than 15% of the Issuer's stock) must obtain a two-thirds vote of the other stockholders before engaging in a business combination with the Issuer for three years on or af-

         ter the date he becomes an interested stockholder unless he (1)

         obtains the approval of the Issuer's Board of Directors before that date, or (2) obtains the approval of the Board and the holders of two-thirds of the outstanding shares not held by him after that date, or (3) acquires at least 85% of the Issuer's voting stock in the same transaction that resulted in his be-

         coming an interested stockholder.  Stock held by employee stock plans is excluded from the 85% calculation unless the employees have the right to tender their shares confidentially.  Since the Trust grants employees this right, the 6.0% stake held by employees through the Trust should be included in the 85% cal-

         culation.  Thus, a potential acquiror who has not received

         Board approval could find it difficult to engage in a business combination prior to the expiration of this three-year period unless the acquiror is able to induce at least some employees to support his proposal.

         CUSIP NO. 25247D101                      Page 8 of 39 Pages





         Item 5.   Interest in Securities of the Issuer


                   Based on the shares of Old Dial common stock held by

         the Old Dial Trust as of July 8, 1996, the Trust holds

         5,670,818 shares of Common Stock, as to which it may be deemed to have shared voting and dispositive power.  Shares of Common

         Stock held in the Trust will be released as the Trust repays the Trust Note to the Issuer and will be allocated to the ac-

         counts of participants in certain of the Issuer's employee ben-

         efit plans (the "Plans") in the manner set forth in the Trust

         Agreement.


                   The Trust Agreement provides that participants in The

         Dial Corporation Capital Accumulation Plan (the "DC Plan")

         will, in effect, determine the manner in which shares of Common

         Stock held in the Trust are voted, and tendered in response to any tender or exchange offer for shares of Common Stock.  Par-

         ticipants in the DC Plan will direct the voting and tendering of shares of Common Stock held in their accounts.  The Trustee of the Trust upon certification from the trustees of the DC

         Plan, will vote the Common Stock in the Trust in the same man-

         ner as participants directed the voting and tendering of the shares of Common Stock in the DC Plan.  The Trust Agreement further provides that all voting instructions and all tender or exchange instructions received by the Trustee will be held in

         CUSIP NO. 25247D101                      Page 9 of 39 Pages





         confidence and not disclosed to any person, including the Is-

         suer.


                   The filing of this Statement on Schedule 13D by the

         Trust does not constitute, and should not be construed as, an admission that either the Trust or the Trustee beneficially owns any securities covered by this Statement or is required to file this Statement.  In this connection, the Trust and the

         Trustee disclaim beneficial ownership of the securities covered by this Statement.


         Item 6.   Contracts, Arrangements, Understandings or
                   Relationships with Respect to Securities of the Issuer


                   The Issuer and the Trustee, as trustee for the Trust,

         have entered into the Trust Agreement and the Trustee, as

         trustee for the Trust, has issued the Trust Note to the Issuer.

         The Trust Agreement and the Note are described in Items 3 and 5 of this Statement.


         Item 7.   Material to be Filed as Exhibits


                   A.   Trust Agreement, dated as of August 15, 1996,

                        between The Dial Corporation and Wells Fargo

                        Bank of Arizona, N.A., as trustee for The Dial

                        Corporation Employee Equity Trust.

         CUSIP NO. 25247D101                     Page 10 of 39 Pages





                                    SIGNATURE


                   After reasonable inquiry and to the best of my knowl-

         edge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated:  August 16, 1996       Wells Fargo Bank of Arizona,
                                       N.A.,
                                       Trustee


                                       /s/ Patricia A. Cross
                                       Name:    Patricia A. Cross
                                       Title:   Assistant Vice President

         CUSIP NO. 25247D101                     Page 11 of 39 Pages





                                INDEX TO EXHIBITS


                                                      Sequential page
         Exhibits                                         number

         A.   Trust Agreement, dated as of August 15,       12
              1996, between The Dial Corporation and
              Wells Fargo Arizona, N.A., as trustee
              for The Dial Corporation Employee Equity
              Trust.